SHEARMAN & STERLING

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RECD S.E.C.

AUG 1 3 2002

1086

August 12, 2002

BY HAND DELIVERY

02049176

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

PROCESSED

AUG 2 1 2002

THOMSON
FINANCIAL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed two press releases dated August 7, 2002, one announcing Air France's first quarter results, the other announcing the air traffic results for July 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy, Dominique Barbarin
Air France

dlo 8/20

82-5050

AIR FRANCE

Information

Turnover

Roissy, 7 August 2002

FISCAL YEAR 2002-03

FIRST QUARTER (APRIL-JUNE 2002)

- Turnover in line with forecast at 3.3 billion euros (down 1.7%)
- 2.8% increase in yield
- Good performance in cargo operations

Consolidated turnover

In million euros	1st quarter to 30 June 2002	1st quarter to 30 June 2001	Change
Scheduled passenger	2,554	2,569	-0.6%
Other passenger revenues	202	251	-19.5%
Total passenger	**2,756**	**2,820**	**-2.3%**
Cargo	333	317	+5.0%
Other cargo revenues	43	53	-18.9%
Total cargo	**376**	**370**	**+1.6%**
Maintenance	149	145	+2.8%
Other	34	39	-12.8%
Total turnover	**3,315**	**3,374**	**-1.7%**

In a difficult economic climate, consolidated turnover for the 1st quarter of fiscal 2002-03 stood at 3.3 billion euros, i.e. a drop limited to 1.7% thanks to:

- the strong resistance of scheduled passenger traffic (down 0.6%),
- increased cargo traffic revenues (up 5.0%),
- the fall in value of the dollar and the yen (impact estimated at over 0.4% of the drop in turnover)
- an accounting drop in other passenger and cargo revenues mainly attributable to the replacement of capacity sales on transatlantic routes operated on a codeshare basis with Delta by a commission-based system ("free flow"): down 34 million euros, i.e. 1% of the drop in the overall turnover.

The two latter factors, which had a negative effect on revenues, will be counterbalanced in operating expenditure.

Passenger operations: turnover in line with the reduction in capacity thanks to stable unit revenue per available seat-km

In addition to the economic downturn, first quarter operations were impacted by several factors:

- the calendar effect of the Easter holiday (in March last year) and school holidays,
- the European air controllers' strike on 19 June which led to the cancellation of over 1,100 flights and accounted for a loss in turnover of close to 18 million euros.

	1st quarter to		
	30/06/2002	**30/06/2001**	**Change**
Total consolidated passenger turnover (m€)	2,756	2,820	-2.3%
Consolidated scheduled passenger turnover (m€)	2,554	2,569	-0.6%
including Air France:			
- Scheduled passenger turnover (m€)	2,346	2,381	-1.5%
- Unit revenue per ASK (euro cents)	7.40	7.38	+0.3%
- Yield per RPK (euro cents)	9.60	9.34	+2.8%

Total passenger revenues dropped 2.3% to 2.75 billion euros. On the other hand, the contribution from regional subsidiaries rose 12.4% to 215.2 million euros.

Consolidated scheduled passenger revenues declined slightly (down 0.6%) to 2.55 billion euros, including 208 million euros from regional subsidiaries (up 14.3%).

Air France (parent company) scheduled passenger turnover fell 1.5% to 2.35 billion euros, in line with the reduction in capacity. Other air transport revenues decreased by 19.5% to 202 million euros.

During this quarter, capacity fell 1.8% and traffic dropped 4.2% resulting in a 1.9-point decline in load factor to 77.1%. On the other hand, yield (unit revenue per revenue passenger-km (RRPK) significantly increased by 2.8% over the quarter. Excluding the negative currency effect (0.3%) and the positive network mix effect (0.9%), yield rose by 2.2%.

The increase in yield more than offset the drop in load factor, as unit revenue per available seat-km (RASK) increased slightly by 0.3%. The impact of the air controllers' strike can be estimated at a loss of 0.5 points in RASK.

The unit revenue per ASK confirms Air France's target to return to 2000-01 levels: 7.40 euro cents for the 1st quarter 2002-03 against 7.36 euro cents in the 1st quarter 2000-01.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com

Operations and turnover per network evolved as follows:

	Capacity (ASK)	Traffic (RPK)	Turnover
Long-haul	-1.1%	-3.0%	+4.3%
International medium-haul	-3.9%	-4.2%	-3.7% (1)
Domestic medium-haul	-3.7%	-13.6%	-13.5% (2)
Total	**-1.8%**	**-4.2%**	**-1.5%** (3)

(1) +0.5% including regional subsidiaries
(2) –11.7% including regional subsidiaries
(3) –0.4% including regional subsidiaries

Cargo operations: sustained traffic and increased unit revenue

The 1st quarter featured the continued recovery of cargo traffic. Thanks to the buoyant markets of Asia and Africa/Middle East, traffic posted a 4.7% growth and capacity increased by 3.3%. The load factor gained 0.8 points, reaching 64.6%.

	1st quarter to		
	30/06/2002	30/06/2001	Change
Total cargo turnover (m€)	376	370	+1.6%
Scheduled cargo turnover (m€)	333	317	+5.0%
Yield per RTK (euro cents)	24.01	23.92	+0.4%
Unit revenue per ATK (euro cents)	15.52	15.26	+1.7%

Total revenues for cargo operations increased by 1.6% to 376 million euros. Scheduled cargo turnover jumped 5.0% to 333 million euros.

Yield per revenue tonne-km (RRTK) grew by 0.4% and 2.2% excluding currency (1.8%) due to the falling yen and dollar.

Unit revenue per available tonne-km (RATK) gained 1.7% and 3.5% excluding currency.

Other operations

Maintenance operations saw a 2.8% increase in turnover to 149 million euros.
Other revenues dropped 12.8% to 34 million euros. This can be partially explained by the suspension of operations by the Société d'Exploitation Aéropostale which took place on 1st April 2002. From now on, catering is the predominant activity in this item, attaining 33.7 million euros in revenue (down 10.3%).

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com

Preview of the 1st quarter results

Thanks to the sustained turnover and tight control over operating expenditure, first quarter results should be slightly higher than our forecast, even if below last year's excellent performance.

Key dates

- 8 August 2002: conference call at 3 pm.
  Conference call number: 00 44 208 781 0563 (password: Air France)

- 4 September 2002: publication of 1st quarter results of fiscal 2001-02 after closure of the stock exchange.

- 5 September 2002: web conference and conference call at 3 pm.
  Address of web site: http://62.23.9.82/airfrance/Q1 (password AFRQ1)
  Conference call number: 00 44 208 781 0563 (password: Air France)

For further information, please go to www.airfrance-finance.com in the "Investors" section and then go to "Investor's Guide" (Diary & Practical tips).

STATISTICS

- **Traffic**

	1st quarter to 30 June 2002		1st quarter to 30 June 2001	
	Air France	Regional sector	Air France	Regional sector
ASK (in millions)	31,687	1,175	32,273	983
RPK (in millions)	24,435	731	25,505	603
Load factor	77.1%	62.2%	79.0%	61.3%
ATK (in millions)	2,143		2,074	
RTK (in millions)	1,385		1,323	
Load factor	64.6%		63.7%	

- **Contribution to turnover**

in million euros	1st quarter to 30 June 2002	Change
Air France	3,031	-2.5%
Brit Air	78	+3.3%
City Jet	41	+42.3%
Régional	96	+10.4%
Other	69	-5.7%
Total	**3,315**	**-1.7%**

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com

AIR FRANCE

Information

Traffic

Roissy, 7 August 2002

JULY 2002 TRAFFIC

- Traffic down 2.8% compared with a 5.2% drop in June 2002
- High load factor of 78.5% (down 3.6 points)
- Sustained yield per revenue passenger-km
- Strong growth in cargo operations (up 6.8%)

Passenger operations

In an environment which remains difficult, passenger traffic fell 2.8% in July, an improvement on the 5.2% drop in June. Similarly to the previous months, the long and medium-haul networks held up better than domestic traffic, which is still suffering from sluggish demand.

When comparing this moderate decline with the airline's performance in summer 2001, it must be remembered that Air France reached record results during this period.

The load factor, which remained high at 78.5%, nevertheless dropped 3.6 points.

Yield remained on an upward trend.

Regional subsidiaries continued to post a strong performance in traffic with an increase of 24.4% and a gain of 2.2 points in the load factor, which stood at 64.9%.

- **Long-haul network**

In July, long-haul traffic decreased 1.4% for a 2.6% increase in capacity. The load factor dropped 3.3 points to 81.7%.

- On North American routes, traffic fell 9.7% for an 8.7% reduction in capacity. The load factor stood at 84.3 (down 1.0 points)
- The load factor on Latin American routes gained 2.6 points to reach 82.6%, thanks to a lesser decrease in traffic (down 1.6%) than in capacity (down 4.7%).

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com

- On the Asian network, capacity increased by 6.0% due to the launch of a codeshare schedule with Delta on Indian routes. Traffic gained 0.5%. The load factor stood at the high level of 83.0% (down 4.6 points).
- Traffic remained dynamic on the Africa/Middle East network with a 32.3% increase for a 41.2% rise in capacity. The load factor stood at 77.1% (down 5.2 points).
- In the Caribbean/Indian Ocean sector, the addition of a 6th frequency to the French Caribbean increased capacity by 2.4%. Traffic fell by 5.2%. The load factor dropped 6.3 points to 79.4%.

- **International medium-haul network**

Traffic on the intra-European network fell 4.5% for a stable capacity (up 0.2%). The load factor dropped 3.5 points to 70.5%.

- **Domestic medium-haul network**

Although the domestic market remained difficult, the drop in traffic was less marked than in previous months: -12.1% in July against -15.1% in May and -15.8% in June.
Capacity was reduced by 2.8%. The load factor stood at 66.0%, down 7.0 points.

Cargo operations

Cargo continued to post a very good performance in July with a 6.8% increase in traffic for a 5.7% rise in capacity. The load factor reached 62.5%, up 0.7 points.

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr

STATISTICS

Passenger operations

July 2002/July 2001	Capacity (ASK)		Traffic (RPK)		Load factor	
	in millions	in %	in millions	in %	in %	Change
Americas	*3,561*	*-7.8%*	*2,990*	*-8.1%*	*83.9%*	*-0.2*
Asia	*1,841*	*+6.0%*	*1,527*	*+0.5%*	*83.0%*	*-4.6*
Africa-Middle East	*1,229*	*+41.2%*	*947*	*+32.3%*	*77.1%*	*-5.2*
Caribbean-Indian Ocean	*1,970*	*+2.4%*	*1,564*	*-5.2%*	*79.4%*	*-6.3*
Long-haul	**8,574**	**+2.6%**	**7,007**	**-1.4%**	**81.7%**	**-3.3**
Europe	**1,627**	**+0.2%**	**1,147**	**-4.5%**	**70.5%**	**-3.5**
France	**1,178**	**-2.8%**	**778**	**-12.1%**	**66.0%**	**-7.0**
Total AF (parent company)	**11,379**	**+1.7%**	**8,932**	**-2.8%**	**78.5%**	**-3.6**
Regional subsidiaries	416	+20.1%	270	+24.4%	64.9%	+2.2
Total AF Group	**11,794**	**+2.2%**	**9,202**	**-2.2%**	**78.0%**	**-3.5**

Total 4 months to 31 July 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	in millions	in %	in millions	in %	in %	Change
Americas	*13,328*	*-10.4%*	*11,029*	*-9.1%*	*82.7%*	*+1.2*
Asia	*7,114*	*+4.6%*	*5,765*	*+3.6%*	*81.0%*	*-0.8*
Africa-Middle East	*4,834*	*+41.7%*	*3,500*	*+30.3%*	*72.4%*	*-6.4*
Caribbean-Indian Ocean	*7,127*	*-3.3%*	*5,748*	*-9.4%*	*80.7%*	*-5.4*
Long-haul	**32,269**	**-0.2%**	**25,947**	**-2.5%**	**80.4%**	**-2.0**
Europe	**6,274**	**-2.9%**	**4,415**	**-4.3%**	**70.4%**	**-1.0**
France	**4,522**	**-3.5%**	**3,005**	**-13.2%**	**66.4%**	**-7.5**
Total AF (parent company)	**43,066**	**-0.9%**	**33,367**	**-3.8%**	**77.5%**	**-2.3**
Regional subsidiaries	1,591	+19.6%	1,002	+22.2%	62.9%	+1.3
Total AF Group	**44,657**	**-0.3%**	**34,368**	**-3.2%**	**77.0**	**-2.3**

Cargo operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	In millions	in %	in millions	in %	in %	change
July 2002 / July 2001	745	+5.7%	466	+6.8%	62.5%	+0.7
Total 4 months to 31 July 2002	2,887	+3.9%	1,853	+5.3%	64.2%	+0.9

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com